UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mymetics Corporation

File No. 0-25132 - CF#34513

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        Mymetics Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on December 1, 2016, as amended.

        Based on representations by Mymetics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through April 1, 2019

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary